Kingswood Capital Partners, LLC

7280 W. Palmetto Park Rd.

Suite 301

Boca Raton, FL 33433

VIA EDGAR

August 20, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon Juan Grana Katherine Bagley

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-1, as amended File No. 333-271474 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Kingswood Capital Partners, LLC, as representative of the several underwriters, hereby joins WORK Medical Technology Group LTD in requesting acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 4:30 p.m., Eastern Time, on August 22, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated August 2, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

KINGSWOOD CAPITAL PARTNERS, LLC

By:	/s/ Tyler Bashaw
	Name:	Tyler Bashaw
	Title:	Director